November 18, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Mail Stop 4720
Attn: Jeffrey Riedler

Re:	Genta Incorporated Registration Statement on Form S-1 Filed September 24, 2009 File No. 333-162117

Dear Mr. Riedler:

This letter is submitted on behalf of Genta Incorporated (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as verbally provided on November 16, 2009.

Form S-1

General

Comment:

1.
We note that the disclosure you have provided in response to our comments provides the requested information for all of your selling stockholders in the aggregate for the tables presented in the sections entitled “Payments to the Selling Stockholders and Affiliates,” “Comparison of Issuer Proceeds to Potential Selling Stockholder Profit” and “Prior Transactions between the Company and the Selling Stockholders”. Your disclosure should include the requested information for each of your selling stockholders on an individual basis.  Please revise your disclosure accordingly.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Response:

Thank you for your comment.  The tables entitled “Payments to the Selling Stockholders and Affiliates,” “Comparison of Issuer Proceeds to Potential Selling Stockholder Profit” and “Prior Transactions between the Company and the Selling Stockholders” set forth in our letter dated November 10, 2009, shall be replaced with the tables set forth below and incorporated in Amendment No. 1 (the “Amendment”) to the Registration Statement.  The Company will provide the Commission with a marked copy of the Amendment against the Registration Statement reflecting the changes proposed herein at the time such Amendment is filed with the Commission.  For your convenience, we have set forth all of the information that will be included on or around page 30 of the Registration Statement in a new section “Additional Information about Transactions between the Company and the Selling Stockholders”:

The following disclosure provides additional information about the financing transactions between the Company and the selling stockholders, specifically the June 2008 financing, April 2009 financing, July 2009 financing and September 2009 financing.

Dollar Value of Underlying Securities

The following table presents the total dollar value of the securities underlying the July 2009 Notes, July 2009 Warrants and September 2009 Notes that are registered for resale on this registration statement.

Date of Sale	Type of Security	Shares of Common Stock Underlying Security	Closing Price of Common Stock on Date of Sale	Total Dollar Value of Common Stock Underlying Security on the Date of Sale
July 7, 2009	July 2009 Notes	12,364,495	$0.39	$4,822,153.05
July 7, 2009	July 2009 Warrants	1,215,000	$0.39	$473,850.00
September 4, 2009	July 2009 Notes	2,209,646	$0.40	$883,858.40
September 4, 2009	September 2009 Notes	1,532,500	$0.40	$613,000.00
Total				$6,792,861.45

Payments to the Selling Stockholders and Affiliates

The gross proceeds to the Company from the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement were approximately $1,610,664.10.  The following table summarizes the maximum potential payments we may be required to make to the selling stockholders.  For purposes of this table, we have assumed that the selling stockholders exercise all of the July 2009 Warrants on a cashless basis.  Unless otherwise stated, the table reflects all of the payments of fees, interest and premiums due during the term of the July 2009 Notes, July 2009 Warrants and September 2009 Notes.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Selling Stockholder	Total Gross Proceeds Payable to Company (1)	Total Maximum Payments by Company (2)	Net Proceeds to Company (3)
Tang Capital Partners, LP	$506,036.40 (4)	$91,086.55 (5)	$414,949.85
Boxer Capital LLC	$188,000.00 (6)	$33,840.00 (7)	$154,160.00
Cat Trail Private Equity Fund, LLC	$162,000.00 (8)	$29,160.00 (9)	$132,840.00
Arcus Ventures Fund	$81,000.00 (10)	$14,580.00 (11)	$66,420.00
Cranshire Capital LP	$22,000.00 (12)	$3,960.00 (13)	$18,040.00
Rockmore Investment Master Fund Ltd.	$11,000.00 (14)	$1,980.00 (15)	$9,020.00
RRC BioFund, LP	$11,000.00 (14)	$1,980.00(15)	$9,020.00
Rodman & Renshaw, LLC	$11,000.00 (14)	$129,432.88(16)	$0.00
667, L.P.	$31,383.00 (17)	$5,648.94 (18)	$25,734.06
667, L.P. #2	$38,109.00 (19)	$6,859.62 (20)	$31,249.38
Baker Brothers Life Sciences, L.P.	$386,358.70 (21)	$69,544.57 (22)	$316,814.13
14159, L.P.	$9,527.00 (23)	$1,714.86 (24)	$7,812.14
BAM Opportunity Fund, LP	$153,250.00 (25)	$24,520.00 (26)	$128,730.00
Total			$1,314,789.56
(1)           Total gross proceeds payable to us.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the additional gross proceeds payable to us will be $1,215,000.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

(2)           This total does not include the potential payment by the Company of liquidated damages under the July 2009 Notes, July 2009 Warrants and September 2009 Notes for failure to promptly deliver shares of common stock upon conversion/exercise, as such payments are subject to multiple conditions and variables making the calculation of such payments impossible at this time.

(3)           Total net proceeds to us calculated by subtracting column #3 from column #2, to the extent the result is in excess of $0.  Please note that this amount is the minimum total net proceeds to the Company in connection with the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes; the actual net proceeds to the Company will depend upon the actual conversion/exercise of the overlying securities as well as the amount of any liquidated damages payable by the Company to the selling stockholders.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the total net proceeds payable to us will be $2,529,789.56.  The expenses set forth in column #3 above will not change in the event of the cash exercise of the July 2009 Warrants.

(4)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $378,330.90 and July 2009 Notes issued on September 4, 2009 for a face amount of $127,705.50.

(5)           Consists of interest payable on the July 2009 Notes of 40,482.91 for each year of the two-year term of the July 2009 Notes and $50,603.64 payable as the maximum amount of liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(6)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $188,000.00.

(7)           Consists of interest payable on the July 2009 Notes of 15,040.00 for each year of the two-year term of the July 2009 Notes and $18,800.00 payable as the maximum amount of liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(8)           Consists of July 2009 Notes issued on July 7, 2008 for a face amount of $162,000.00.

(9)           Consists of interest payable on the July 2009 Notes of $12,960.00 for each year of the two-year term of the July 2009 Notes and $16,200.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(10)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $81,000.00.

(11)           Consists of interest payable on the July 2009 Notes of $6,480.00 for each year of the two-year term of the July 2009 Notes and $8,100.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(12)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $22,000.00.

(13)           Consists of interest payable on the July 2009 Notes of $1,760.00 for each year of the two-year term of the July 2009 Notes and $2,200.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(14)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $11,000.00.

(15)           Consists of interest payable on the July 2009 Notes of $880.00 for each year of the two-year term of the July 2009 Notes and $1,100.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

(16)           Consists of interest payable on the July 2009 Notes of $880.00 for each year of the two-year term of the July 2009 Notes and $1,100.00 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.  Also consists of placement agent fees of approximately $127,452.88 (which is the cash payment made to Rodman & Renshaw, LLC as placement agent for the convertible notes registered on this registration statement, and excludes a July 2009 Warrant to purchase 1,800,000 shares of common stock issued on July 7, 2009, a July 2009 Warrant to purchase 4,200,000 shares of common stock issued on September 4, 2009, and a September 2009 Warrant to purchase 1,800,000 shares of common stock issued on September 4, 2009) to Rodman & Renshaw, LLC as placement agent for the July 2009 financing and the September 2009 financing.

(17)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $31,383.00.

(18)           Consists of interest payable on the July 2009 Notes of $2,510.64 for each year of the two-year term of the July 2009 Notes and $3,138.30 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(19)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $38,109.00.

(20)           Consists of interest payable on the July 2009 Notes of $3,048.72 for each year of the two-year term of the July 2009 Notes and $3,810.90 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(21)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $293,099.60 and July 2009 Notes issued on September 4, 2009 for a face amount of $93,259.10.

(22)           Consists of interest payable on the July 2009 Notes of $30,908.70 for each year of the two-year term of the July 2009 Notes and $38,635.90 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(23)           Consists of July 2009 Notes issued on July 7, 2009 for a face amount of $9,527.00.

(24)           Consists of interest payable on the July 2009 Notes of $762.16 for each year of the two-year term of the July 2009 Notes and $952.70 payable as the maximum liquidated damages on the July 2009 Notes registered for resale by the selling stockholder on this registration statement.

(25)           Consists of September 2009 Notes for a face amount of 153,250.00.

(26)           Consists of interest payable on the September 2009 Notes of $12,260.00 for each year of the two-year term of the September 2009 Notes.

Potential Profits on Conversion

The following table summarizes the potential profit the selling stockholders could realize upon the sale of all of the shares underlying the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale (2)	Conversion/ Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
Tang Capital Partners, LP	July 2009 Notes	3,783,309	$0.39 (4)	$1,475,490.51	$378,330.90 (5)	$1,097,159.61
Boxer Capital LLC	July 2009 Notes	1,880,000	$0.39 (4)	$733,200.00	$188,000.00 (5)	$545,200.00
Cat Trail Private Equity Fund, LLC	July 2009 Notes	1,620,000	$0.39 (4)	$631,800.00	$162,000.00 (5)	$469,800.00
Arcus Ventures Fund	July 2009 Notes	810,000	$0.39 (4)	$315,900.00	$81,000.00 (5)	$234,900.00
Cranshire Capital LP	July 2009 Notes	220,000	$0.39 (4)	$85,800.00	$22,000.00 (5)	$63,800.00
Rockmore Investment Master Fund Ltd.	July 2009 Notes	110,000	$0.39 (4)	$42,900.00	$11,000.00 (5)	$31,900.00
RRC BioFund, LP	July 2009 Notes	110,000	$0.39 (4)	$42,900.00	$11,000.00 (5)	$31,900.00
Rodman & Renshaw, LLC	July 2009 Notes	110,000	$0.39 (4)	$42,900.00	$11,000.00 (5)	$31,900.00
667, L.P.	July 2009 Notes	381,090	$0.39 (4)	$148,625.10	$38,109.00 (5)	$110,516.10
667, L.P. #2	July 2009 Notes	313,830	$0.39 (4)	$122,393.70	$31,383.00 (5)	$91,010.70
Baker Brothers Life Sciences, L.P.	July 2009 Notes	2,930,996	$0.39 (4)	$1,143,088.44	$293,099.60 (5)	$849,988.84
14159, L.P.	July 2009 Notes	95,270	$0.39 (4)	$37,155.30	$9,527.00 (5)	$27,628.30
Boxer Capital LLC	July 2009 Warrants	470,000	$0.39 (4)	$183,300.00	$470,000.00 (6)	$0.00
Cat Trail Private Equity Fund, LLC	July 2009 Warrants	405,000	$0.39 (4)	$157,950.00	$405,000.00 (6)	$0.00
Arcus Ventures Fund	July 2009 Warrants	202,500	$0.39 (4)	$78,975.00	$202,500.00 (6)	$0.00
Cranshire Capital LP	July 2009 Warrants	55,000	$0.39 (4)	$21,450.00	$55,000.00 (6)	$0.00
Rockmore Investment Master Fund Ltd.	July 2009 Warrants	27,500	$0.39 (4)	$10,725.00	$27,500.00 (6)	$0.00
RRC BioFund, LP	July 2009 Warrants	27,500	$0.39 (4)	$10,725.00	$27,500.00 (6)	$0.00
Rodman & Renshaw, LLC	July 2009 Warrants	27,500	$0.39 (4)	$10,725.00	$27,500.00 (6)	$0.00
Tang Capital Partners, LP	July 2009 Notes	1,277,055	$0.40 (7)	$510,822.00	$127,705.50 (5)	$383,116.50
Baker Brothers Life Sciences, L.P.	July 2009 Notes	932,591	$0.40 (7)	$373,036.40	$93,259.10 (5)	$279,777.30
BAM Opportunity Fund, L.P.	September 2009 Notes	1,532,500	$0.40 (7)	$613,000.00	$153,250.00 (5)	$459,750.00
Total						$4,708,347.35

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

(1)           Assumes no interest payments on the July 2009 Notes or September 2009 Notes and complete conversion/exercise of the July 2009 Notes, September 2009 Notes and July 2009 Warrants.  This total does not reflect the beneficial ownership limitations pursuant to the terms of the July 2009 Notes, September 2009 Notes and July 2009 Warrants.

(2)           Calculated by multiplying column #3 and column #4.

(3)           Calculated by subtracting column #6 from column #5, to the extent the result is in excess of $0. Please note that actual profits to the selling stockholders will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders.

(4)           Both the July 2009 Notes and the July 2009 Warrants were sold to the selling stockholders on July 7, 2009.

(5)           Calculated by multiplying column #3 by the conversion price of $0.01 per share.

(6)           Calculated by multiplying column #3 by the exercise price of $1.00 per share.

(7)           Both the additional July 2009 Notes and the September 2009 Notes were sold to the selling stockholders on September 4, 2009.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Subject to the terms of the July 2009 Notes and September 2009 Notes, we will adjust the conversion rate for:

•	stock splits or combinations of the outstanding shares of our common stock;

•	dividends or distributions on our common stock payable in shares of our common stock to all or substantially all holders of our common stock;

•	dividends or distributions on our common stock payable in other than shares of our common stock to all or substantially all holders of our common stock;

•
reclassifications, exchanges or substitutions to our common stock whereby our common stock is changed to the same or different number of shares or other securities of any class or classes of stock or other property, other than by way of a stock split, combination of shares or stock dividends or a reorganization, merger, consolidation, or sale of assets;

•
distributions to all or substantially all holders of our common stock of certain rights or warrants to purchase or subscribe for shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, at a price per share that is less than the applicable conversion price then in effect, or if after any such issuance, the price per share is amended or adjusted and such price as amended or adjusted is less than the applicable conversion price;

•	in the event of a reorganization, merger, consolidation or sale of assets; and

•	issuances or sales by us of additional shares of common stock at a price per share less than the conversion price then in effect or without consideration.

Subject to the provisions of the July 2009 Notes and September 2009 Notes, if we:

•
distribute shares of common stock in accordance with the second bullet point above, then we will generally decrease the conversion price then in effect immediately prior to such event by multiplying the applicable conversion price then in effect by a fraction the numerator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and the denominator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of common stock issuable in payment of such dividend or distribution.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

•
make distributions or issue dividends in other than shares of common stock in accordance with the third bullet point above, then, we will make an appropriate revision to the applicable conversion price and provision will be made so that upon conversion of the July 2009 Notes and September 2009 Notes, the holders will receive (in addition to the number of shares of common stock they are entitled to upon conversion) the number of securities or other property that they would have received had the July 2009 Notes or September 2009 Notes, respectively, been converted into common stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities and any distributions or assets, applying all adjustments called for during such period pursuant to the terms of the July 2009 Notes and September 2009 Note with respect to the rights of the holders of the July 2009 Notes and September 2009 Notes; however, if a record date has been fixed and the dividend is not fully paid or such distribution is not fully made on the date fixed for such payment or distribution, then the conversion price will be adjusted as provided in this bullet point as of the time of actual payment of such dividends or distributions.

•
make distributions in accordance with the fifth or seventh bullet point above, the applicable conversion price upon each such issuance or distribution shall be reduced to a price equal to the consideration per share paid for such additional shares of common stock; however, the amount of consideration received for such additional shares of common stock shall not include the value of any additional securities or other rights received in connection with such issuance or distribution of additional shares of common stock.

The July 2009 Warrants are subject to customary pro rata anti-dilution provisions for stock splits or recapitalizations. The exercise price and the number of shares of common stock are subject to adjustment in the event of stock splits, stock dividends on our common stock, stock combinations or similar events affecting our common stock. In addition, in the event we consummate any merger, consolidation, sale or other reorganization event in which our common stock is converted into or exchanged for securities, cash or other property or we consummate a sale of substantially all of our assets, then following that event, the holders of outstanding July 2009 Warrants may be entitled to receive upon exercise of the July 2009 Warrants securities which the holders would have received if they had exercised their July 2009 Warrants prior to such reorganization event or the repurchase of the July 2009 Warrant by the Company for cash.

Total Potential Selling Stockholder Profit from Other Securities

The following table summarizes the total potential profit the selling stockholders could realize as a result of any conversion/exercise discounts for shares of common stock underlying convertible securities, other than the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement, currently held by the selling stockholders.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
667, L.P.	June 2008 Notes	94,795	$10.00 (4)	$947,950.00	$9,479.50 (5) (6)	$938,470.50
667, L.P. #2	June 2008 Notes	75,686	$10.00 (4)	$756,860.00	$7,568.60 (5) (6)	$749,291.40
Baker Brothers Life Sciences, L.P.	June 2008 Notes	704,594	$10.00 (4)	$7,045,940.00	$70,459.40 (5) (6)	$6,975,480.60
14159, L.P.	June 2008 Notes	21,461	$10.00 (4)	$214,610.00	$2,146.10 (5) (6)	$212,463.90
Boxer Capital LLC	June 2008 Notes	383,976	$10.00 (4)	$3,839,760.00	$38,397.60 (5) (6)	$3,801,362.40
Rockmore Investment Master Fund Ltd.	June 2008 Notes	8,087	$10.00 (4)	$80,870.00	$808.70 (5) (6)	$80,061.30
Tang Capital Partners, LP	June 2008 Notes	829,376	$10.00 (4)	$8,293,760.00	$82,937.60 (5) (6)	$8,210,822.40
Rodman & Renshaw, LLC	June 2008 Warrants	800,000	$10.00 (4)	$8,000,000.00	$800,000.00 (7)	$7,200,000.00
Tang Capital Partners, LP	April 2009 Notes	65,946,184 (8)	$1.16 (9)	$76,497,573.44	$6,594,618.40 (5)	$69,902,955.04
Baker Brothers Life Sciences, L.P.	April 2009 Notes	45,511,000 (8)	$1.16 (9)	$52,792,760.00	$4,551,100.00 (5)	$48,241,660.00
667, L.P.	April 2009 Notes	4,012,875 (8)	$1.16 (9)	$4,654,935.00	$401,287.50 (5)	$4,253,647.50

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
667, L.P. #2	April 2009 Notes	4,843,000 (8)	$1.16 (9)	$5,617,880.00	$484,300.00 (5)	$5,133,580.00
14159, L.P.	April 2009 Notes	1,469,125 (8)	$1.16 (9)	$1,704,185.00	$146,912.50 (5)	$1,557,272.50
BAM Opportunity Fund, L.P.	April 2009 Notes	13,476,350 (8)	$1.16 (9)	$15,632,566.00	$1,347,635.00 (5)	$14,284,931.00
Boxer Capital LLC	April 2009 Notes	20,369,437 (8)	$1.16 (9)	$23,628,546.92	$2,036,943.70 (5)	$21,591,603.22
Cat Trail Private Equity Fund, LLC	April 2009 Notes	24,562,500 (8)	$1.16 (9)	$28,492,500.00	$2,456,250.00 (5)	$26,036,250.00
Arcus Ventures Fund	April 2009 Notes	10,593,750 (8)	$1.16 (9)	$12,288,750.00	$1,059,375.00 (5)	$11,229,375.00
Cranshire Capital LP	April 2009 Notes	600,000 (8)	$1.16 (9)	$696,000.00	$60,000.00 (5)	$636,000.00
Rockmore Investment Master Fund Ltd.	April 2009 Notes	792,560 (8)	$1.16 (9)	$919,369.60	$79,256.00 (5)	$840,113.60
RRC BioFund, LP	April 2009 Notes	300,000 (8)	$1.16 (9)	$348,000.00	$30,000.00 (5)	$318,000.00
Rodman & Renshaw, LLC	April 2009 Notes	1,005,500 (8)	$1.16 (9)	$1,166,380.00	$100,550.00 (5)	$1,065,830.00
Tang Capital Partners, LP	April 2009 Warrants	9,250,000 (10)	$1.16 (9)	$10,730,000.00	$4,625,000.00 (11)	$6,105,000.00

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
667, L.P.	April 2009 Warrants	950,000 (10)	$1.16 (9)	$1,102,000.00	$475,000.00 (11)	$627,000.00
667, L.P. #2	April 2009 Warrants	775,000 (10)	$1.16 (9)	$899,000.00	$387,500.00 (11)	$511,500.00
Baker Brothers Life Sciences, L.P.	April 2009 Warrants	7,290,000 (10)	$1.16 (9)	$8,456,400.00	$3,645,000.00 (11)	$4,811,400.00
14159, L.P.	April 2009 Warrants	235,000 (10)	$1.16 (9)	$272,600.00	$117,500.00 (11)	$155,100.00
BAM Opportunity Fund, L.P.	April 2009 Warrants	4,000,000 (10)	$1.16 (9)	$4,640,000.00	$2,000,000.00 (11)	$2,640,000.00
Boxer Capital LLC	April 2009 Warrants	2,625,000 (10)	$1.16 (9)	$3,045,000.00	$1,312,500.00 (11)	$1,732,500.00
Cat Trail Private Equity Fund, LLC	April 2009 Warrants	2,250,000 (10)	$1.16 (9)	$2,610,000.00	$1,125,000.00 (11)	$1,485,000.00
Arcus Ventures Fund	April 2009 Warrants	562,500 (10)	$1.16 (9)	$652,500.00	$281,250.00 (11)	$371,250.00
Cranshire Capital LP	April 2009 Warrants	300,000 (10)	$1.16 (9)	$348,000.00	$150,000.00 (11)	$198,000.00
Rockmore Investment Master Fund Ltd.	April 2009 Warrants	150,000 (10)	$1.16 (9)	$174,000.00	$75,000.00 (11)	$99,000.00
RRC BioFund, LP	April 2009 Warrants	150,000 (10)	$1.16 (9)	$174,000.00	$75,000.00 (11)	$99,000.00

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
Rodman & Renshaw, LLC	April 2009 Warrants	2,991,000 (10)	$1.16 (9)	$3,469,560.00	$1,495,500.00 (11)	$1,974,060.00
667, L.P.	July 2009 Notes	52,340	$0.38 (12)	$19,889.20	$5,234.00 (5)	$14,655.20
Tang Capital Partners, LP	July 2009 Notes	2,856,691	$0.38 (12)	$1,085,542.58	$285,669.10 (5)	$799,873.48
Tang Capital Partners, LP	July 2009 Warrants	1,660,000	$0.38 (12)	$630,800.00	$1,660,000.00 (7)	$0
667, L.P.	July 2009 Warrants	170,000	$0.38 (12)	$64,600.00	$170,000.00 (7)	$0
667, L.P. #2	July 2009 Warrants	140,000	$0.38 (12)	$53,200.00	$140,000.00 (7)	$0
Baker Brothers Life Sciences, L.P.	July 2009 Warrants	1,307,500	$0.38 (12)	$496,850.00	$1,307,500.00 (7)	$0
14159, L.P.	July 2009 Warrants	42,500	$0.38 (12)	$16,150.00	$42,500.00 (7)	$0
BAM Opportunity Fund, L.P.	July 2009 Warrants	717,500	$0.38 (12)	$272,650.00	$717,500.00 (7)	$0
Rodman & Renshaw, LLC	July 2009 Warrants	1,800,000	$0.38 (12)	$684,000.00	$1,800,000.00 (7)	$0
Tang Capital Partners, LP	July 2009 Notes	15,409,249	$0.40 (13)	$6,163,699.60	$1,540,924.90 (5)	$4,622,774.70
667, L.P.	July 2009 Notes	1,256,866	$0.40 (13)	$502,746.40	$125,686.60 (5)	$377,059.80

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
667, L.P. #2	July 2009 Notes	1,024,348	$0.40 (13)	$409,739.20	$102,434.80 (5)	$307,304.40
Baker Brothers Life Sciences, L.P.	July 2009 Notes	8,698,397	$0.40 (13)	$3,479,358.80	$869,839.70 (5)	$2,609,519.10
14159, L.P.	July 2009 Notes	309,708	$0.40 (13)	$123,883.20	$30,970.80 (5)	$92,912.40
Cat Trail Private Equity Fund, LLC	July 2009 Notes	9,166,432	$0.40 (13)	$3,666,572.80	$916,643.20 (5)	$2,749,929.60
Boxer Capital LLC	July 2009 Notes	4,698,685	$0.40 (13)	$1,879,474.00	$469,868.50 (5)	$1,409,605.50
MVA Investors LLC, II	July 2009 Notes	1,114,489	$0.40 (13)	$445,795.60	$111,448.90 (5)	$334,346.70
Arcus Ventures Fund	July 2009 Notes	4,583,216	$0.40 (13)	$1,833,286.40	$458,321.60 (5)	$1,374,964.80
Rodman & Renshaw, LLC	July 2009 Notes	415,545	$0.40 (13)	$166,218.00	$41,554.50 (5)	$124,663.50
Rockmore Investment Master Fund Ltd.	July 2009 Notes	113,419	$0.40(13)	$45,367.60	$11,341.90 (5)	$34,025.70
Tang Capital Partners, LP	July 2009 Warrants	4,171,576	$0.40 (13)	$1,668,630.40	$4,171,576.00 (7)	$0
667, L.P.	July 2009 Warrants	314,217	$0.40 (13)	$125,686.80	$314,217.00 (7)	$0

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
667, L.P. #2	July 2009 Warrants	256,087	$0.40 (13)	$102,434.80	$256,087.00 (7)	$0
Baker Brothers Life Sciences, L.P.	July 2009 Warrants	2,407,747	$0.40 (13)	$963,098.80	$2,407,747.00 (7)	$0
14159, L.P.	July 2009 Warrants	77,427	$0.40 (13)	$30,970.80	$77,427.00 (7)	$0
Cat Trail Private Equity Fund, LLC	July 2009 Warrants	2,291,608	$0.40 (13)	$916,643.20	$2,291,608.00 (7)	$0
Boxer Capital LLC	July 2009 Warrants	1,174,671	$0.40 (13)	$469,868.40	$1,174,671.00 (7)	$0
MVA Investors LLC, II	July 2009 Warrants	278,622	$0.40 (13)	$111,448.80	$278,622.00 (7)	$0
Arcus Ventures Fund	July 2009 Warrants	1,145,804	$0.40 (13)	$458,321.60	$1,145,804.00 (7)	$0
Rodman & Renshaw, LLC	July 2009 Warrants	103,886	$0.40 (13)	$41,554.40	$103,886.00 (7)	$0
Rockmore Investment Master Fund Ltd.	July 2009 Warrants	28,355	$0.40 (13)	$11,342.00	$28,355.00 (7)	$0
Tang Capital Partners, LP	September 2009 Notes	6,336,147	$0.40 (13)	$2,534,458.80	$633,614.70 (5)	$1,900,844.10
667, L.P.	September 2009 Notes	782,796	$0.40 (13)	$313,118.40	$78,279.60 (5)	$234,838.80

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
667, L.P. #2	September 2009 Notes	637,984	$0.40 (13)	$255,193.60	$63,798.40 (5)	$191,395.20
Baker Brothers Life Sciences, L.P.	September 2009 Notes	5,998,361	$0.40 (13)	$2,399,344.40	$599,836.10 (5)	$1,799,508.30
14159, L.P.	September 2009 Notes	192,890	$0.40 (13)	$77,156.00	$19,289.00 (5)	$57,867.00
BAM Opportunity Fund, L.P.	September 2009 Notes	4,795,000	$0.40 (13)	$1,918,000.00	$479,500.00 (5)	$1,438,500.00
Boxer Capital LLC	September 2009 Notes	1,203,715	$0.40 (13)	$481,486.00	$120,371.50 (5)	$361,114.50
Cranshire Capital LP	September 2009 Notes	350,000	$0.40 (13)	$140,000.00	$35,000.00 (5)	$105,000.00
Rockmore Investment Master Fund Ltd.	September 2009 Notes	142,431	$0.40 (13)	$56,972.40	$14,243.10 (5)	$42,729.30
RRC BioFund, LP	September 2009 Notes	175,000	$0.40 (13)	$70,000.00	$17,500.00 (5)	$52,500.00
Rodman & Renshaw, LLC	September 2009 Notes	56,255	$0.40 (13)	$22,502.00	$5,625.50 (5)	$16,876.50
MVA Investors LLC, II	September 2009 Notes	329,412	$0.40 (13)	$131,764.80	$32,941.20 (5)	$98,823.60
Tang Capital Partners, LP	September 2009 Warrants	1,584,037	$0.40 (13)	$633,614.80	$1,584,037.00 (7)	$0

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Selling Stockholder	Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion /Exercise Discount for the Security (3)
667, L.P.	September 2009 Warrants	195,700	$0.40 (13)	$78,280.00	$195,700.00 (7)	$0
667, L.P. #2	September 2009 Warrants	159,496	$0.40 (13)	$63,798.40	$159,496.00 (7)	$0
Baker Brothers Life Sciences, L.P.	September 2009 Warrants	1,499,590	$0.40 (13)	$599,836.00	$1,499,590.00 (7)	$0
14159, L.P.	September 2009 Warrants	48,223	$0.40 (13)	$19,289.20	$48,223.00 (7)	$0
BAM Opportunity Fund, L.P.	September 2009 Warrants	1,198,750	$0.40 (13)	$479,500.00	$1,198,750.00 (7)	$0
Boxer Capital LLC	September 2009 Warrants	300,929	$0.40 (13)	$120,371.60	$300,929.00 (7)	$0
Cranshire Capital LP	September 2009 Warrants	87,500	$0.40 (13)	$35,000.00	$87,500.00 (7)	$0
Rockmore Investment Master Fund Ltd.	September 2009 Warrants	35,608	$0.40 (13)	$14,243.20	$35,608.00 (7)	$0
RRC BioFund, LP	September 2009 Warrants	43,750	$0.40 (13)	$17,500.00	$43,750.00 (7)	$0
Rodman & Renshaw, LLC	September 2009 Warrants	1,814,064	$0.40 (13)	$725,625.60	$1,814,064.00 (7)	$0
MVA Investors LLC, II	September 2009 Warrants	82,353	$0.40 (13)	$32,941.20	$82,353.00 (7)	$0
Total						$275,219,612.54

(1)           Assumes the full conversion/exercise of the convertible notes and warrants set forth in this table. This total does not reflect the beneficial ownership limitations pursuant to the terms of the overlying securities.

(2)           Calculated by multiplying column #3 by column #4.

(3)           Calculated by subtracting column #6 from column #5, to the extent the result is in excess of $0. Please note that actual profits to the selling stockholders will vary because some of the overlying securities represented in this table have already been sold, and actual profits to the selling stockholders for all securities currently held will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders.

(4)           Represents the closing price of the Company’s common stock on June 9, 2008.

(5)           Calculated by multiplying column #3 by the conversion price of $0.10 per share.

(6)           The conversion price upon issuance of the June 2008 Notes was originally $0.50 per share but was subsequently adjusted to $0.10 per share as per the terms of the June 2008 Notes.

(7)           Calculated by multiplying column #3 by the exercise price of $1.00 per share.

(8)           Includes the options/rights to purchase additional April 2009 Notes pursuant to the securities purchase agreement and the amendment agreement, both dated April 2, 2009.

(9)           Represents the closing price of the Company’s common stock on April 2, 2009.

(10)           Includes additional April 2009 Warrants that may be issued in connection with the options/rights described in footnote (8).

(11)           Calculated by multiplying column #3 by the exercise price of $0.50 per share.

(12)           Represents the closing price of the Company’s common stock on July 7, 2009.

(13)           Represents the closing price of the Company’s common stock on September 4, 2009.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Comparison of Issuer Proceeds to Potential Selling Stockholder Profit

The following table provides a comparison of the net proceeds received by the Company in connection with the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement, to the potential profit that may be realized by the selling stockholders upon the sale of all convertible securities held by such selling stockholders.

Selling Stockholder	Total Gross Proceeds Payable to Company (1)	Total Maximum Payments by Company (2)	Net Proceeds to Company (3)
Combined Total Potential Profit to be Realized by the Selling Stockholders as Upon the Sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes Registered For Resale on this Registration Statement and Any Other Convertible Securities Held by the Selling Stockholders (4) (5)

Tang Capital Partners, LP	$506,036.40	$91,086.55	$414,949.85	$93,022,545.83
Boxer Capital LLC	$188,000.00	$33,840.00	$154,160.00	$29,441,385.62
Cat Trail Private Equity Fund, LLC	$162,000.00	$29,160.00	$132,840.00	$30,740,979.60
Arcus Ventures Fund	$81,000.00	$14,580.00	$66,420.00	$13,210,489.80
Cranshire Capital LP	$22,000.00	$3,960.00	$18,040.00	$1,002,800.00
Rockmore Investment Master Fund Ltd.	$11,000.00	$1,980.00	$9,020.00	$1,127,829.90
RRC BioFund, LP	$11,000.00	$1,980.00	$9,020.00	$501,400.00
Rodman & Renshaw, LLC	$11,000.00	$129,432.88	$0.00	$10,413,330.00
667, L.P.	$31,383.00	$5,648.94	$25,734.06	$6,556,187.90
667, L.P. #2	$38,109.00	$6,859.62	$31,249.38	$6,984,081.70
Baker Brothers Life Sciences, L.P.	$386,358.70	$69,544.57	$316,814.13	$65,567,334.14
14159, L.P.	$9,527.00	$1,714.86	$7,812.14	$2,103,244.10
BAM Opportunity Fund, LP	$153,250.00	$24,520.00	$128,730.00	$18,823,181.00
MVA Investors LLC, II	$0.00	$0.00	$0.00	$433,170.30
Total			$1,314,789.56	$279,927,959.89

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

(1)           Total gross proceeds payable to us.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the additional gross proceeds payable to us will be $1,215,000.  Information regarding the gross proceeds payable to us by each selling stockholder is set forth in the footnotes of the table provided in “Payments to the Selling Stockholders and Affiliates” above.

(2)           Information regarding the maximum payments by us to each selling stockholder and its affiliates are set forth in the footnotes of the table provided in “Payments to the Selling Stockholders and Affiliates” above.

(3)           Total net proceeds to us calculated by subtracting column #3 from column #2, to the extent the result is in excess of $0.  Please note that this amount is the minimum total net proceeds to the Company in connection with the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes; the actual net proceeds to the Company will depend upon the actual conversion/exercise of the overlying securities as well as the amount of any liquidated damages payable by the Company to the selling stockholders.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the total net proceeds payable to us will be $2,529,789.56.  The expenses set forth in column #3 above will not change in the event of the cash exercise of the July 2009 Warrants.

(4)           Calculated by adding the potential profits to be realized by the selling stockholders upon the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement to the potential profits to be realized by the selling stockholders upon the sale of all other convertible securities held by such selling stockholders, including the June 2008 Notes, June 2008 Warrants, April 2009 Notes, April 2009 Warrants, additional July 2009 Notes, additional July 2009 Warrants, additional September 2009 Notes and September 2009 Warrants, the sale of all such overlying securities resulted in gross proceeds to the Company of approximately $39,000,000, in the aggregate.  Please note that actual profits to the selling stockholders will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders, especially since the overlying securities were not registered at the time of sale, and therefore, were restricted securities.  For example, using the closing price of our common stock on November 4, 2009, of $0.17 per share, the combined potential profit to be realized by the selling stockholders upon the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement and any other convertible securities held by the selling stockholders would be $19,104,439.11.

(5)           The combined total potential profit for each selling stockholder is set forth above under “Potential Profits on Conversion” and “Total Potential Selling Stockholder Profit from Other Securities”.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Based on the information provided in the foregoing table, the total amount of possible payments by the Company in connection with the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement and the total potential profit to be realized by the selling stockholders upon the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement is equal to approximately 202% of the net proceeds to the Company in connection with the sale of the July 2009 Notes, July 2009 Warrants (assuming exercise on a cash basis) and September 2009 Notes registered for resale on this registration statement, or approximately 101% each year averaged over the two-year term of the July 2009 Notes, July 2009 Warrants and September 2009 Notes.

Please note that the foregoing table compares the net proceeds from the Company from the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement to the total potential profit that may be realized by the selling stockholders upon the sale of all convertible securities held by such selling stockholders.  The Company has net proceeds of $1,314,789.56 (assuming the cashless exercise of all of the July 2009 Warrants) or $2,529,789.56 (assuming the exercise of the July 2009 Warrants on a cash basis) in connection with the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement compared to a total potential profit by the selling stockholders upon the sale of the July 2009 Notes, July 2009 Warrants and September 2009 Notes registered for resale on this registration statement of $4,708,347.35 (comparing the closing price of our common stock on the date the overlying securities were sold to the selling stockholders to the conversion/exercise price of the overlying securities).  Actual profits to the selling stockholders will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

Prior Transactions between the Company and the Selling Stockholders

The following table summarizes all prior securities transactions between the Company and the selling stockholders.

Selling Stockholder	Date of the Transaction	Total Number of Shares Outstanding Prior to the Transaction	Total Number of Shares held by Non-Affiliates (1) of the Company Prior to the Transaction	Total Number of Shares Issued or Issuable to the Selling Stockholders in the Transaction (2)		Shares as a Percentage of Non-Affiliates (1)	Market Price Per Share Immediately Prior to the Transaction	Current Market Price Per Share (3)
Tang Capital Partners, LP	June 9, 2008	734,811	732,262	27,500,000	(4)	2.66%	$10.00	$0.17
Boxer Capital LLC	June 9, 2008	734,811	732,262	17,500,000		4.18%	$10.00	$0.17
Cat Trail Private Equity Fund, LLC	June 9, 2008	734,811	732,262	15,000,000		4.88%	$10.00	$0.17
Arcus Ventures Fund	June 9, 2008	734,811	732,262	7,500,000		9.76%	$10.00	$0.17
Cranshire Capital LP	June 9, 2008	734,811	732,262	2,500,000		29.29%	$10.00	$0.17
Rockmore Investment Master Fund Ltd.	June 9, 2008	734,811	732,262	1,000,000		73.23%	$10.00	$0.17
RRC BioFund, LP	June 9, 2008	734,811	732,262	1,000,000		73.23%	$10.00	$0.17
Rodman & Renshaw, LLC	June 9, 2008	734,811	732,262	1,000,000	(5)	73.23%	$10.00	$0.17
667, L.P.	June 9, 2008	734,811	732,262	2,050,000		35.72%	$10.00	$0.17
667, L.P. #2	June 9, 2008	734,811	732,262	1,680,000		43.59%	$10.00	$0.17
Baker Brothers Life Sciences, L.P.	June 9, 2008	734,811	732,262	15,760,000		4.65%	$10.00	$0.17
14159, L.P.	June 9, 2008	734,811	732,262	510,000		143.58%	$10.00	$0.17
Total		734,811	732,262	93,800,000	(6)	0.78%	$10.00	$0.17

Tang Capital Partners, LP	April 2, 2009	20,282,825	20,268,780	23,125,000	(7)	87.65%	$1.15	$0.17
Baker Brothers Life Sciences, L.P.	April 2, 2009	20,282,825	20,268,780	18,225,000	(8)	111.21%	$1.15	$0.17
667, L.P.	April 2, 2009	20,282,825	20,268,780	2,375,000	(9)	853.42%	$1.15	$0.17
667, L.P. #2	April 2, 2009	20,282,825	20,268,780	1,937,500	(10)	1046.13%	$1.15	$0.17
14159, L.P.	April 2, 2009	20,282,825	20,268,780	587,500	(11)	3450.00%	$1.15	$0.17
BAM Opportunity Fund, L.P.	April 2, 2009	20,282,825	20,268,780	10,000,000	(12)	202.69%	$1.15	$0.17
Boxer Capital LLC	April 2, 2009	20,282,825	20,268,780	6,562,500	(13)	308.86%	$1.15	$0.17
Cat Trail Private Equity Fund, LLC	April 2, 2009	20,282,825	20,268,780	5,625,000	(14)	360.33%	$1.15	$0.17
Arcus Ventures Fund	April 2, 2009	20,282,825	20,268,780	2,812,500	(15)	720.67%	$1.15	$0.17
Cranshire Capital LP	April 2, 2009	20,282,825	20,268,780	750,000	(16)	2702.50%	$1.15	$0.17
Rockmore Master Investment Fund Ltd.	April 2, 2009	20,282,825	20,268,780	375,000	(17)	5405.01%	$1.15	$0.17
RRC BioFund, LP	April 2, 2009	20,282,825	20,268,780	375,000	(18)	5405.01%	$1.15	$0.17
Rodman & Renshaw, LLC	April 2, 2009	20,282,825	20,268,780	375,000	(19)	5405.01%	$1.15	$0.17
Total		20,282,825	20,268,780	73,125,000	(20)	27.72%	$1.15	$0.17

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

(1)           This calculation excludes any shares held by the selling stockholders in the denominator.

(2)           The total does not reflect the beneficial ownership limitations pursuant to the terms of the June 2008 Notes and June 2008 Warrants.  Please note that not all of the selling stockholders participated in the June 2008 financing, but the number of shares presented has been limited to the participation of selling stockholders in that transaction. This total does not reflect the beneficial ownership limitations pursuant to the terms of the April 2009 Notes and April 2009 Warrants.  Please note that not all of the selling stockholders participated in the April 2009 financing, but the number of shares presented has been limited to the participation of selling stockholders in that transaction.

(3)           Market price per share of our common stock on November 4, 2009.

(4)           Includes 500,000 shares to the Trustees of the Tang Family Trust and 50,000 shares to Noa Young Tang, both affiliates of Tang Capital Partners, LP.

(5)           Includes a June 2008 Warrant issued to Rodman & Renshaw, LLC in connection with its services as placement agent to purchase 800,000 shares of common stock that are exercisable until December 10, 2013.

(6)           Consists of June 2008 Notes convertible into 93,000,000 shares of common stock allocated to the selling stockholders.

(7)           Includes an April 2009 Warrant convertible into 4,625,000 shares of common stock.

(8)           Includes an April 2009 Warrant convertible into 3,645,000 shares of common stock.

(9)           Includes an April 2009 Warrant convertible into 475,000 shares of common stock.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

(10)           Includes an April 2009 Warrant convertible into 387,500 shares of common stock.

(11)           Includes an April 2009 Warrant convertible into 117,500 shares of common stock.

(12)           Includes an April 2009 Warrant convertible into 2,000,000 shares of common stock.

(13)           Includes an April 2009 Warrant convertible into 1,312,500 shares of common stock.

(14)           Includes an April 2009 Warrant convertible into 1,125,000 shares of common stock.

(15)           Includes an April 2009 Warrant convertible into 562,500 shares of common stock.

(16)           Includes an April 2009 Warrant convertible into 150,000 shares of common stock.

(17)           Includes an April 2009 Warrant convertible into 75,000 shares of common stock.

(18)           Includes an April 2009 Warrant convertible into 75,000 shares of common stock.

(19)           Includes an April 2009 Warrant convertible into 75,000 shares of common stock.

(20)           Consists of April 2009 Notes convertible into 58,500,000 shares of common stock and April 2009 Warrants to purchase 14,625,000 shares of common stock that are exercisable for a three-year period commencing upon the six month anniversary of the issuance date.  Excludes the options to purchase additional April 2009 Notes pursuant to the securities purchase agreement dated April 2, 2009.

Comparison of Registered Shares to Outstanding Shares

The following table illustrates the number of shares of the Company’s common stock registered for resale by the selling stockholders in this registration statement and in prior registration statements.

Total Number of Shares Outstanding Prior to the July 2009 Financing held by Non-Affiliates	Number of Shares Registered for Resale by the Selling Stockholders in Prior Registration Statements	Number of Shares Registered for Resale by the Selling Stockholders that Continue to be Held by the Selling Stockholder	Number of Shares that have been Sold in Registered Resale Transactions by the Selling Stockholders	Number of Shares Registered for Resale in this Registration Statement
94,568,797	0	0	0	54,713,330

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s verbal comment issued on November 16, 2009.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (609) 919-6633.

Sincerely,
/s/ Emilio Ragosa

Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP

cc: Raymond P. Warrell, Jr., M.D., Chief Executive Officer of Genta Incorporated